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April 10, 2012

Ms. Jennifer Thompson
Accounting Branch Chief
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Thompson:

In response to your oral comment on March 30, 2012 regarding:

SPAR Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Response Dated January 18, 2012
File No. 000-27408

We acknowledge:
●	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.
●	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our response to your inquiry is noted below:

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 31

1.
“We note your response to comment 1 in our letter dated December 16, 2011. Since your principal auditor expresses reliance on the report of Nitin Mittal & Co., this change of independent accountant is presumed to be material. Accordingly, please:

●
Provide your supporting computations, under Regulation S-X, 1-02 (a)(1)(w), that support your position that this subsidiary was not a significant subsidiary at December 31, 2010 and 2009 and for the twelve months ended December 31, 2010 and 2009, respectively.

Using Tomorrow’s Tools to Solve Today’s Challenges

SPAR Group, Inc.  Corporate Office * 560 White Plains Road, Suite 210  *  Tarrytown NY 10591-5198
Phone 914.332.4111 * Fax 914.332.0741 * Website: www.sparinc.com

Jennifer Thompson
Securities and Exchange Commission
April 10, 2012

Response:

Regarding the Significant Subsidiary test section (w) subsections #1 to #3 of Regulation S-X, 1-02 (a)(1) for the India subsidiary; please note our computations and responses below.  Based on these computations we believe the India subsidiary is not significant to SPAR Group, Inc., and its subsidiaries (collectively, the "Company").

We have also included, for informational purposes only, the Company's financial information for 2011, which highlights that the India subsidiary continues be insignificant to the Company.

(1)
The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed combination between entities under common control, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated); or

As noted from the computation below, our only investments in this subsidiary have been in the form of an equity investment that represents less than 1% of the Company’s total assets for the years in question.

(2)
The registrant's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrants and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

As noted, the India subsidiary’s total assets represent only 5.54 % of the Company’s total assets at December 31, 2010, and only 7.83% of total assets at December 31, 2009.

(3)
The registrant's and its other subsidiaries' equity in the income from continuing     operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

The India subsidiary also is not significant under this last criteria, as noted below, as the subsidiary only represents 0.50% of total Company’s income before taxes for the twelve months ended December 31, 2010, and only 5.89% of total Company’s income before taxes for the 12 months ended December 31, 2009.

Jennifer Thompson
Securities and Exchange Commission
April 10, 2012

		2009	2010	2011

SPAR Group, Inc. and Subsidiaries
	Total Assets	$17,351,000	$19,093,000	$21,521,000
	Income before provision for income tax	$726,000	$2,542,000	$2,699,000

Response to Rule 1-02 (a)(1)(w):
Subsection
(1)	Equity Investment	$55,630	$145,630	$55,630
	% Total Assets	0.32%	0.76%	0.26%

(2)	India Subsidiary Total Assets	$1,358,361	$1,058,483	$554,394
	% Total Assets	7.83%	5.54%	2.58%

(3)	India Subsidiary Income before Income Tax	$42,745	$12,651	$22,924
	% Total Income before Income Tax	5.89%	0.50%	0.85%

Hopefully, the above response has satisfactorily answered your question.  If you have further questions, please contact me at 914-332-4100.

Sincerely,

James R. Segreto
Chief Financial Officer